Asset Purchase Agreement

THIS AGREEMENT (the “Agreement”) made as of the 25th day of March, 2013, between AAR Acquisition, LLC, an Arizona Limited Liability Company and/or assigns (the “Buyer”) and Byron J. Larsen, a married man, Jennifer Iacobelli, a married woman, Mitchell W. Ellingson, a married man, Kathryn Ellingson, a married woman, MEBL Dental Management, P.C., an Arizona Professional Corporation, Byron J. Larsen, DDS, PLLC, an Arizona Professional Limited Liability Company, Image Dentistry of Glendale, P.C., an Arizona Professional Corporation, Image Dentistry of Peoria, P.C., an Arizona Professional Corporation, and Dentelli Corp., an Arizona corporation (collectively, the “Seller”).

IN CONSIDERATION of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Purchase of Assets.

(a)	The Buyer agrees to purchase from the Seller and the Seller agrees to sell to the Buyer all of the undertaking, property and assets of the Seller used in the Seller's dental practice at the Premises (as defined below) (the “Practice”) as a going concern, of every kind and description and wherever situated, including but not limited to the assets, inventory, equipment, patient lists, furniture, fixtures, accounts receivables, client databases and lists and files and leasehold improvements of the Practice, including those set forth on Exhibit “A” attached hereto, such as they are, in ‘as is” condition (the “Assets”). Seller shall retain and be responsible for all liabilities, debts, obligations and expenses of the Practice incurred prior to the date of Closing. Buyer shall be responsible for liabilities, debts, obligation and expenses of the Practice accruing on or after the Closing Date, including but not limited to any federal, state or local income or other tax liability of Seller;

(b)	The Practice and the Assets are subject to certain liens and claims held by Sellers’ lenders, including Bank of America, N.A. (“BofA”) and UPS Capital Business Credit, Inc. (“UPS”) (collectively, “Lenders”) pursuant to various loan and security agreements between Seller and Bof A (the “BofA Loans”) and Seller and UPS (the “UPS Loans”) (collectively, the “Loans”). The Buyer is aware of the Liens and Loans, and all security associated with the Loans will be satisfied/released by the Lenders as set forth herein.

2.	Purchase Price. The purchase price (the “Purchase Price”) payable by the Buyer to the Seller for the Assets shall be Four Hundred Thousand Dollars ($400,000).

3.	Payment of Purchase Price. The Purchase Price shall be paid and satisfied at Closing by the Buyer as follows:

(a)	By delivering on the Closing Date the Purchase Price in immediately available funds to the account or accounts designated by Seller.

(b)	The Purchase Price received by Seller less $12,500.00 in attorneys’ fees to be paid to Seller’s counsel (the “Adjusted Purchase Price”) will be paid to the Lenders, as allocated herein, in full satisfaction of all the liens, claims, and/or interests in security held by the Lenders on the Practice and/or the Assets (collectively, the “Liens”) and certain of Seller’s obligations in connection with the Loans. Based on a pro-rata allocation of the Adjusted Purchase Price among the Lenders pursuant to the outstanding balances of the Loans, BofA will receive 35.81% of the Adjusted Purchase Price (the “BofA Share”) and UPS will receive 64.19% of the Adjusted Purchase Price (the “UPS Share”). Pursuant to Exhibit B attached hereto, upon receipt of the BofA Share, BofA will take all necessary steps to release any Liens on the Practice or Assets, and release Seller in connection with any obligations pursuant to the BofA Loans, including any guarantees. Pursuant to Exhibit C attached hereto, upon receipt of the UPS Share, UPS will take all necessary steps to release any Liens on the Practice or Assets.

(c)	If the Buyer fails to complete this transaction as a result of a breach by the Buyer of any of its obligations in this Agreement, Seller shall have available to it all remedies for damages, provided however, that in the event of any claim by Seller of breach by Buyer, Seller shall provide notice in writing to Buyer of the claimed breach, and thereafter Buyer shall have 30 days in which to cure the alleged breach. Seller shall be entitled to additional remedies, as provided herein, for any breach regarding Confidentiality Information. A failure of BofA or UPS to consent to the release of any of the Liens is not a default of Buyer pursuant to this Agreement.

(d)	The Seller acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Seller acknowledges that the remedy at law for a breach of its obligations under this Agreement will be inadequate and agrees, in the event of a breach or threatened breach by the Seller of the provisions of this Agreement, that the Buyer shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Agreement and to enforce specifically the terms and provisions hereof, without the necessity of showing economic loss and without any bond or other security being required.

4.	Taxes. Any sales tax, use tax, excise tax, transfer tax, recordation tax, or other tax imposed upon the transfer of the Assets from the Seller to the Buyer shall be divided equally between the Seller and the Buyer. To the extent practicable, all state and local personal property taxes shall be adjusted as of the Closing Date. This section shall not apply to any state or federal income taxes.

5.	Allocation of Purchase Price. The Purchase Price shall be allocated among the Assets according to an allocation which the parties shall undertake and settle upon, acting reasonably, prior to Closing. The Seller and the Buyer agree that the amounts so attributed to the Assets are the respective fair market values thereof, and shall file in mutually agreeable form all elections required or desirable under the Internal Revenue Code of 1986, as amended in respect of the foregoing allocations.

6.	Investigation. After fulfillment or waiver of all conditions in this Agreement which are intended for the benefit of the Buyer, the Buyer and its advisers shall during business hours have reasonable access to the Practice premises located at 4530 East Shea Boulevard, Suite 125, Phoenix, Arizona 85028 and 6120 West Bell Road, Suite 180, Glendale, Arizona 85308 (collectively, the “Premises”), books, leases and other records of the Practice for the purpose of investigating the business and affairs of the Practice.

7.	Closing Date. Time shall be of the essence of this Agreement. The closing of this transaction shall take place at 2:00 p.m. MST on Friday, May 3, 2013 or such earlier or later date as may be mutually acceptable to Buyer and Seller (the “Closing Date” or “Closing”) at the office of the Seller’s attorneys in Phoenix, Arizona or at such other place as may be agreed upon.

8.	Insurance. The Seller shall, up to Closing maintain in force all insurance presently in force on the Assets or in respect of the Practice. Any proceeds of insurance payable in respect of any event which occurs on or prior to the Closing Date shall be received in trust for the Buyer and shall promptly be paid over to the Buyer at Closing if the Buyer shall complete the purchase of the Assets, failing which the Seller shall be absolutely entitled to such proceeds. The Buyer acknowledges that it will be responsible for placing its own insurance in respect to the Assets and Practice at or before Closing if the Seller’s insurance is not transferred to the Buyer on Closing.

9.	Normal Course of Business. After the date of this Agreement, the Seller shall cause the Practice to be carried on in the normal course of business, including maintaining normal inventory supplies.

10.	Lease of Practice Premises. Within one (1) day after the date of this Agreement, the Seller shall deliver to the Buyer a copy of the lease of the Premises. On or before Closing, the Seller agrees to obtain the landlord’s consent to an assignment of such lease to the Buyer. On or before Closing, the Seller and the Buyer agree to execute an assignment of the Seller’s interest in the lease to the Buyer.

11.	Third Party Consents. The Seller shall use its best efforts to obtain consents of all requisite parties to the assignment of contracts forming part of the Assets; and the Seller shall pay the cost of soliciting such consents. The Buyer will cooperate in obtaining such consents.

12.	Representations and Warranties. The Seller represents and warrants to the Buyer as follows:

(a)	The Seller is not and will not be a non-resident alien within the meaning of the Internal Revenue Code of 1986, as amended.

(b)	Certain financial statements have been provided to the Buyer. Buyer acknowledges that the provided financial statements are sufficient for Buyer’s purposes.

(c)	The Practice is not now, nor at Closing will be bound by any agreement whether written or oral with any employee providing for a specified period of notice of termination nor providing for any fixed term of employment; and has now and at Closing will have no employees who cannot be dismissed upon such notice as is required by statutory or common law;

(d)	Other than as set forth herein, the Practice will not, at Closing be bound by any outstanding contract or commitment which requires prior approval of the assignment thereof by the Seller to the Buyer resulting from the consummation of the transactions provided for herein, unless such consent is obtained and provided to the Buyer on Closing.

(e)	Other than as set forth herein, the Seller now has and at Closing will have a good and marketable title to the Assets, free and clear of any and all claims, liens, encumbrances and security interests whatsoever.

(f)	The Practice is not now and at Closing will not be in arrears or in default in respect of the filing of any required state, local or foreign or other return, and at each of such times (i) all taxes, filing fees and other assessments due and payable or collectable from the Practice shall have been paid or collected, (ii) no claim for additional taxes, filing fees or other amounts and assessments has been made which has not been paid, and (iii) to the best of the Seller’s knowledge, no such return shall have contained any misstatement or concealed any statement that should have been included therein. The Practice has withheld and will withhold up to Closing from each payment made to any employee the amount of all taxes (including but not limited to income tax) and other deductions required to be withheld there from and have paid or will pay such amounts to the proper tax or other receiving authority.

The representations and warranties of the Seller contained herein shall survive the Closing and shall continue in full force and effect for the benefit of the Buyer for a period of three years following the Closing Date after which time the Seller shall be released from all obligations and liabilities hereunder in respect of such representations and warranties except with respect to any claims made by the Buyer in writing prior to the expiration of such period.

13.	Inspection Period; Permitted Termination. Buyer shall have up until the Closing day in which to perform its due diligence inspection. Seller shall cooperate with Buyer to promptly deliver all such materials reasonably deemed necessary as part of the due diligence process. In the event that Buyer, in its sole and absolute discretion, decides for any reason not to proceed with the transaction contemplated hereby, Buyer shall notify Seller in writing of Buyer’s intent not to proceed and such notice shall operate without more to terminate this Agreement, and the Buyer and the Seller shall be released from all obligations under this Agreement, except that Buyer shall promptly thereafter return all materials of any type and nature as may have been provided by Seller to Buyer as part of the due diligence inspection,

14.	Closing Deliveries. At Closing, the parties shall deliver the following, in addition to any other documents, agreements or deliverables required or provided by this Agreement:

(a)	the Seller shall deliver to the Buyer:

(i)	possession of the Assets;

(ii)	a bill of sale conveying the Assets to the Buyer;

(iii)	a Certificate certifying that all representations and warranties contained in this Agreement are true and correct in all material respects as of the Closing Date;

(iv)	All agreements, contracts, commitments, bids, quotations, proposals, licenses, permits, authorizations, instruments, manuals and guidebooks, price books and price lists, customer and subscriber lists, supplier lists, income records, files, correspondence, and other documents, books, records, papers, files and data belonging to the Seller which are part of the Assets or relate to the Practice;

(v)	all other instruments, assurances, transfers, assignments, consents, elections (and supporting materials) under the Internal Revenue Code of 1986, as amended, and other documents as the Buyer’s attorneys consider reasonably necessary or desirable to validly and effectively complete the transfer the Assets to the Buyer; and

(b)	the Buyer shall deliver to the Seller:

(i)	the Purchase Price in immediately available funds; and

(ii)	all other instruments, assurances and documents as the Seller’s attorneys consider reasonably necessary or desirable to validly and effectively complete this transaction.

15.	Bulk Sales Compliance. The Seller shall comply with applicable bulk sales legislation, if any.

16.	Brokers. Purchaser and Seller represent and acknowledge that there are no brokers or agents involved in this transaction. Purchaser and Seller each agree to indemnify and hold the other harmless from any claim for compensation for brokerage service that is inconsistent with the representations of this paragraph and this Agreement.

17.	Confidentiality and Non Disclosure. Buyer agrees that it may obtain during the course of this transaction certain confidential information regarding the Seller and the Practice. The term "Confidential Information" as used in herein means this Agreement and its terms and the confidential or proprietary information of any party that is not generally known to the public, including, but not limited to technical information and know-how, technical or non technical data, patient accounts, patient medical information, techniques, financial data, lists of actual or potential patients, or suppliers, hardware systems, software, development and marketing tools, source listings and information, or other documentation of any type, whether in printed or machine readable form, computer data bases, forms and form letters, contracts. Buyer acknowledges and agrees that the misappropriation, unauthorized use or disclosure of such Confidential Information would cause irreparable harm to Seller and otherwise may be privileged under applicable Federal or State laws and Buyer agrees to use at least the same degree of care to avoid and prevent disclosure of Confidential Information even after termination of this Agreement. In the event of any breach of any part of this provision by Buyer, Seller shall be entitled to relief by appropriate legal or equitable means, including but not limited to, a temporary restraining order, temporary injunction and/or permanent injunctive relief, restraining and prohibiting Buyer from breaching or continuing to breach the terms of this Confidentiality provision. In addition, Seller shall be entitled to the recovery of any and all damages incurred as a result of such breach, including cost of enforcement, reasonable attorney’s fees, and necessary reasonable costs.

18.	No Negotiation. With the exception of the Lenders, until such time, if any, as this Agreement is terminated as permitted herein, Sellers will not, and will cause each of their representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any person or entity (other than Buyer) relating to any transaction involving the sale of the business or assets (other than in the Ordinary Course of Business) of the Seller, or any of the capital stock of the Seller, or any merger, consolidation, business combination, or similar transaction involving the Seller.

19.	General.

(a)	Schedules and other documents attached or referred to in this Agreement are an integral part of this Agreement, whether attached at the time of execution or thereafter, provided however that copies of such are provided to all parties as attachment(s) to this Agreement. Such may be provided in physical or electronic format.

(b)	The division of this Agreement into paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

(c)	This Agreement shall bind and inure to the benefit of the Parties and their successors in interest.

(d)	This Agreement constitutes the entire agreement among the parties and except as herein stated and in the instruments and documents to be executed and delivered pursuant hereto, contain all of the representations and warranties of the respective parties, and no representations or agreements, oral or otherwise, not embodied herein shall be of any force and effect. No modification to or change in this Agreement shall be valid or binding upon the Parties unless in writing and executed by the Parties intended to be bound to it.

(e)	If one or more of the provisions of this Agreement are found to be invalid or unenforceable for any reason, such a determination shall not render any other provision hereof invalid and unenforceable; the Agreement and the remaining provisions shall be construed as if the severed provision(s) had never been contained herein. No waiver hereunder of any condition or breach shall be deemed a continuing waiver or a waiver of any subsequent breach.

(f)	The clause headings in this agreement are included for ease of reference only and shall not affect the terms or construction of this Agreement in anyway whatsoever.

(g)	This Agreement, which is acknowledged as a negotiated agreement not to be construed against either Party, may be executed in multiple counterparts, and signature pages from any counterpart may be appended to any other. All such counterparts shall constitute a single, unified Agreement, and each shall be considered an original document for all intents and purposes. Facsimile and electronic signatures, counterparts, and/or notices shall be deemed originals.

(h)	In the event of any dispute arising out of or in connection with this Agreement, the parties must proceed as follows:

(A)	attempt to settle the dispute by negotiation

(B)	If a dispute arises out of or relates to this Agreement, or the breach thereof, and if said dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle the dispute by mediation under the Commercial Mediation Rules of the American Arbitration Association, before resorting to arbitration.

(C)	Any dispute arising out of or relating to this contract, or the breach thereof, that cannot be resolved by mediation within 30 days shall be finally resolved by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction. The arbitration will be conducted in the English language in Phoenix, Arizona, in accordance with the United States Arbitration Act. There shall be three arbitrators, named in accordance with such rules.

(D)	The above arbitration provisions may be modified or changed by mutual agreement of the parties.

The direct costs of mediation or arbitration shall be equally born by the parties.

(i)	In connection with any litigation, including appellate proceedings, arising out of this Agreement, the prevailing eligible Party in such litigation shall be entitled to recover reasonable attorneys’ fees and costs from the non-prevailing Party. “Litigation’ shall include all forms of alternative dispute resolution, including mediation and arbitration.

(j)	This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona, excluding its choice of law provisions. The Parties acknowledge and agree that Arizona shall be the exclusive venue in the event either party seeks judicial or other relief hereunder.

(k)	Any notice required or permitted to be given hereunder shall be in writing and shall be effectively given if (i) sent by prepaid courier service or mail, with signature required, and (ii) sent by email. Any notice so given shall be deemed conclusively to have been received on the second day following the sending thereof by private courier or mail. Any party hereto or others mentioned above may change any particulars of its address for notice by notice to the others in the manner aforesaid. The parties notice addresses are as follows:

If to Buyer:	AAR Acquisition, LLC
1400 Cattlemen Road, Suite D
Sarasota, Florida 34232
Attention: Leif Andersen
Email: lwa@sebringsoft.com

If to Seller:	Byron J. Larsen
Jennifer Iacobelli
17445 West Navajo Street
Goodyear, Arizona 85338
Email: byron1@hotmail.com

Mitchell W. Ellingson
Kathryn Ellingson
4025 North Founder Circle
Buckeye, Arizona 85396
Email: dr.ellingson@live.com

MEBL Dental Management, P.C.
1110 North Tatum Boulevard
Phoenix, Arizona 85023
Attention: Byron J. Larsen
Email: byron1@hotmail.com

Byron J. Larsen, DDS, PLLC
26802 North 84th Lane
Peoria, Arizona 85383
Attention: Byron J. Larsen
Email: byron1@hotmail.com

Image Dentistry of Glendale, P.C.
6120 West Bell Road, Suite 180
Glendale, Arizona 85308
Attention: Byron J. Larsen
Email: byron1@hotmail.com

Image Dentistry of Peoria, P.C.
6120 West Bell Road, Suite 180
Glendale, Arizona 85308
Attention: Byron J. Larsen
Email: byron1@hotmail.com

Dentelli Corp.
20457 West Springfield Street
Buckeye, Arizona 85396
Attention: Mitchell Ellingson
Email: dr.ellingson@live.com

Copy to:	Galbut & Galbut, P.C.
2425 E. Camelback Road, Suite 1020
Phoenix, Arizona 85016
Attention: Keith Galbut
Email: kgalbut@galbutlaw.com

(l)	The purchaser will keep the active patient records for as many years as are required by law. Only copies of patient records will be sent to any patient requesting their records in accordance with any applicable state law relating to the obtaining copies of such records. Seller has right of access to the patient records in the event of any third party claim or threat of malpractice.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above mentioned.

BUYER: AAR Acquisition, LLC, an Arizona Limited Liability Company

By:
Leif Anderson, on behalf of AAR Acquisition, LLC

SELLER:

Byron J. Larsen, a married man

By:
Byron J. Larsen, Individually

Jennifer Iacobelli, a married woman

By:
Jennifer Iacobelli, Individually

Mitchell W. Ellingson, a married man

By:
Mitchell W. Ellingson

Kathryn Ellingson, a married woman

By:
Kathryn Ellingson

MEBL Dental Management, P.C., an Arizona Professional Corporation

By:
Byron J. Larsen, President

Byron J. Larsen, DDS, PLLC, an Arizona Professional Limited Liability Company

By:
Byron J. Larsen, Member

Image Dentistry of Glendale, P.C., and Arizona Professional Corporation

By:
Byron J. Larsen, President

Image Dentistry of Peoria, P.C., and Arizona Professional Corporation

By:
Byron J. Larsen, President

Dentelli Corp., an Arizona corporation

By:
Mitchell Ellingson, President

EXHIBIT “A”

ASSETS

•	All inventory at the Premises;

•	All equipment at the Premises;

•	All patient lists at the Premises;

•	All furniture at the Premises;

•	All fixtures at the Premises;

•	All accounts receivable of the Practice outstanding as of Closing;

•	All client databases at the Premises;

•	All leasehold improvements at the Premises;

EXHIBIT “B”

BofA RELEASE AGREEMENT

[SEE ATTACHED]

EXHIBIT “C”

UPS RELEASE AGREEMENT

[SEE ATTACHED]

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